UNION FIRST MARKET BANKSHARES CORPORATION

October 21, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Jessica Livingston, Esq.

Re:	Union First Market Bankshares Corporation

Registration Statement on Form S-4 (File No. 333-190644)

Dear Ms. Livingston:

Pursuant to Rule 461 under the Securities Act of 1933, Union First Market Bankshares Corporation, a Virginia corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-190644) to 4:00 p.m., Eastern Time, on October 21, 2013, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Scott H. Richter of LeClairRyan, A Professional Corporation at (804) 343-4079 or George P. Whitley of LeClairRyan, A Professional Corporation at (804) 343-4089 if you have any questions.

Very truly yours,

/s/ G. William Beale
G. William Beale Chief Executive Officer Union First Market Bankshares Corporation

cc:	Rachael R. Lape, Esq.

George P. Whitley, Esq.

Scott H. Richter, Esq.